Exhibit (12)

The McGraw-Hill Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

	March 31, 2005				March 31, 2004
	Three		Twelve		Three
(in thousands)	Months		Months		Months
Earnings
Earnings from continuing operations before income tax expense	$124,976		$1,204,570		$89,311
Fixed charges	19,277		74,347		20,786

Total Earnings	$144,253		$1,278,917		$110,097

Fixed Charges (Note)
Interest expense	$4,153		$15,670		$4,124
Portion of rental payments deemed to be interest	15,124		58,677		16,662

Total Fixed Charges	$19,277		$74,347		$20,786

Ratio of Earnings to Fixed Charges	7.5	x	17.2	x	5.3	x

(Note)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.

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